




BUSH INDUSTRIES INC





2002 ANNUAL REPORT

Providing innovative solutions for every customer







I feel that we are aggressively responding to the challenges of today's marketplace and the current economy. With the persistence and drive that the Company has always shown, we will prevail. I would like to thank our employees for their strong efforts and to tell our customers and shareholders that the Bush Team is working diligently on your behalf.

Paul Bush, Chairman of the Board, Chief Executive Officer

To our stockholders and friends 2

Selected financial data 5

Management's discussion and analysis 6

Financials 11

Independent auditors' report 23

Stockholder information 24

Corporate officers and directors 25

BUSH
europe



BUSH
technologies



BUSH
furniture



BUSH
business furniture



To our stockholders and friends





"...we remain confident about our business and are enthusiastic about our new products, programs and new initiatives."



The year 2002 was an uncertain and difficult one for Bush Industries, as well as for most other American and European manufacturers. The lingering downturn in the economy in general and an unpredictable retail climate impacted Company sales and profits, as did the impact of imports in some market segments.

Net sales for 2002 were $340.2 million, which was 1.6 percent below last year's net sales of $345.8 million. For the year, the Company reported a loss of $1.5 million, or $0.10 per diluted share. This loss includes a non-cash charge of $2.4 million, or $0.17 per diluted share, for the cumulative effect of an accounting change for the impairment of goodwill from the Company's German operations. This was the only impairment required in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets". Excluding the charge for the cumulative effect of accounting change, net income would have been $0.9 million, or $0.07 per diluted share for the 2002 year. This compares to the 2001 year net earnings of $0.3 million, or $0.02 per diluted share. These earnings included a non-cash inventory write down of $3.0 million net of tax, or $0.22 per diluted share, as well as the impact of $0.05 per share for an increased income tax expense.

As part of Bush's strategy to manage working capital more effectively, long-term debt declined to $100.2 million, which was ahead of the targeted range of $105-110 million. Given the current market realities, we implemented an aggressive restructuring initiative in the first quarter of 2003 to lower our overall cost structure, which included downsizing the North American furniture business. We closed our St. Paul, Virginia, manufacturing facility, implemented management cost reductions across the Company and phased out less profitable product lines in our Bush Technologies and Bush Furniture Europe divisions. Despite the closing of our St. Paul facility, we feel we have sufficient capacity for future growth.

This resulted in a restructuring charge in the range of $16 to $18 million, comprised of non-cash charges that approximate $12 million for inventory, buildings and equipment. The restructuring effort should generate cost savings of approximately $8 million on an annualized basis. In connection with the restructuring program and the current business environment, the Company and its lenders have amended the current bank agreement, including covenant revisions to afford greater operating flexibility through the middle of 2004. In an effort to conserve cash, fund the restructuring initiative, and facilitate the amended bank agreement, the Board of Directors has suspended the dividend for all classes of stock.







Despite our challenges in this slow economy, we remain confident about our business and are enthusiastic about our new products, programs and new initiatives. I would like to highlight some of these programs.

Bush Furniture - We've introduced lines of fully assembled case goods under the Eric Morgan brand name and are gaining interest and placement in the home furnishings distribution channel. The Bush Furniture division also launched some exciting and innovative electronic furniture products in 2002 specifically developed and designed to complement the fastest selling televisions in today's marketplace. Well received by retailers were a variety of new products geared towards expanding Bush's position in the home entertainment and home furnishings furniture segment. The division increased product placements within the electronic superstore channel during the year, and for the second consecutive year was awarded Best Buy's prestigious "Bravo" award. Winners were selected for demonstrating passion, vision and drive for operational excellence and financial performance throughout the year.

Bush Business Furniture - Through the introduction of new products that were rolled out during the first quarter of 2003, sales of office products for the office superstores in the ready to assemble product line continue to grow. The division launched the Techno Series, a commercial grade office system under the Röhr brand exclusively for the commercial channel, and four new platforms of fully assembled commercial office products for the office superstore channel that are direct shipped to the consumer or business location. We are aggressively strengthening our position in the total SOHO market. Bush Business Furniture was awarded the "Supply Chain Excellence" award from Staples for the second consecutive year, for overall supply-chain performance and leadership in working with Staples.

Bush Technologies - At the Consumer Electronics Show, the Company's RESIN-TO-RETAIL strategy for decorated faceplates was enthusiastically received. The focus for the Bush Technologies division at this show was to emphasize its core competencies of Design-Technology-Merchandising for the cell phone faceplate after-market. Bush Technologies, as part of the announced restructuring plan, will exit the non-decorated cell phone accessory business, which was unprofitable, and reduce manpower to lower its cost structure. Other important developments for 2002 were the hiring of a President and VP of Marketing & Merchandising to lead the division, as well as recently implemented cost reductions.



"...we are aggressively responding to the challenges of today's marketplace and the current economy."





Bush Furniture Europe - The division expanded distribution, gained further market share and introduced several lines of new and improved Young Living and Home Office products during the year that were well received by customers. The division also introduced a Home Electronics line of furniture to complement its Professional Office, Young Living and Home Office product categories. These new initiatives have increased our market share, but the European economy remains soft. Bush Furniture Europe continues to gain market share with its global superstore partners.

We are facing the near future with cautious optimism and a revitalized sense of purpose. We are hopeful that business conditions will improve during the latter part of the year. Regardless, increasing sales and aggressively reducing costs will continue as our main objectives for 2003. In support of these goals, we are formalizing and expanding our strategic planning efforts, realigning our resources to capitalize on key business opportunities, introducing exciting new products and increasing our global sourcing efforts. We have completed our strategic plan and are reemphasizing our corporate values of Integrity, Teamwork, Positive Work Environment, Excellence in Performance and Exceptional Customer Service to ensure we do not forget what drove our growth and success from the very beginning.

I feel that we are aggressively responding to the challenges of today's marketplace and the current economy. With the persistence and drive that the Company has always shown, we will prevail. I would like to thank our employees for their strong efforts and to tell our customers and shareholders that the Bush Team is working diligently on your behalf.

Sincerely,

Paul Bush

Paul S. Bush
Chairman of the Board
Chief Executive Officer

Selected Financial Data

The following selected financial data of the Company for the 1998 through 2002 fiscal years has been derived from the Consolidated Financial Statements of the Company. This selected financial data should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere herein.

	(in thousands, except share and per share data)				
	2002	2001	2000	1999	1998
Earnings Data					
Net Sales	$340,170	$345,806	$451,197	$441,706	$413,527
Earnings Before Income Taxes and Cumulative Effect of Accounting Change	$2,254	$1,694	$37,309	$11,856	$18,361
Earnings Before Cumulative Effect of Accounting Change	$940	$257	$22,777	$5,762	$11,482
Net (Loss) Earnings	$(1,458)	$257	$22,777	$5,762	$11,482
Basic (Loss) Earnings Per Share:					
Before Cumulative Effect of Accounting Change	$0.07	$0.02	$1.66	$0.42	$0.83
Cumulative Effect of Accounting Change	$(0.17)	$0.00	$0.00	$0.00	$0.00
Net (Loss) Earnings	$(0.10)	$0.02	$1.66	$0.42	$0.83
Diluted (Loss) Earnings Per Share:					
Before Cumulative Effect of Accounting Change	$0.07	$0.02	$1.60	$0.40	$0.78
Cumulative Effect of Accounting Change	$(0.17)	$0.00	$0.00	$0.00	$0.00
Net (Loss) Earnings	$(0.10)	$0.02	$1.60	$0.40	$0.78
Weighted Average Shares Outstanding:					
Basic	13,820,153	13,720,085	13,680,629	13,878,060	13,824,331
Diluted	13,914,384	14,106,573	14,209,311	14,412,660	14,747,523
Balance Sheet Data					
Working Capital	$34,801	$43,523	$56,235	$40,456	$40,046
Net Property, Plant and Equipment	$196,922	$207,334	$213,619	$198,300	$191,218
Total Assets	$310,105	$321,177	$366,551	$329,581	$329,130
Long-Term Debt	$100,223	$121,118	$140,376	$124,765	$121,054
Stockholders' Equity	$136,085	$139,973	$141,710	$124,579	$123,619
Ratios					
Current Ratio	1.68	2.04	1.84	1.63	1.57
Long-Term Debt to Equity	0.74	0.87	0.99	1.00	0.98
Gross Profit Margin	27.2%	27.0%	31.8%	29.9%	27.2%
Earnings Before Cumulative Effect of Accounting Change Margin	0.3%	0.1%	5.0%	1.3%	2.8%
Net (Loss) Earnings Margin	(0.4)%	0.1%	5.0%	1.3%	2.8%
Effective Tax Rate	58.3%	84.8%	39.0%	51.4%	37.5%
Per Share Data (1)					
Net Sales	$24.61	$25.20	$32.98	$31.83	$29.91
Earnings Before Cumulative Effect of Accounting Change	$0.07	$0.02	$1.66	$0.42	$0.83
Net (Loss) Earnings	$(0.10)	$0.02	$1.66	$0.42	$0.83
Dividends (2)	$0.200	$0.200	$0.200	$0.200	$0.185
Year-End Book Value	$9.85	$10.20	$10.36	$8.98	$8.94

(1) Based on basic weighted average shares outstanding, except where noted.

(2) Based on actual number of shares dividends paid on.

Management's discussion and analysis of financial condition and results of operation

Except for the historical information contained herein, the matters discussed in this Annual Report constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from forecasted results. Forward-looking statements include statements regarding the intent, belief, projected or current expectations of the Company or its Officers (including statements preceded by, followed by or including forward-looking terminology such as "may," "will," "should," "believe," "expect," "anticipate," "estimate," "continue" or similar expressions or comparable terminology), with respect to various matters. The Company cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause or contribute to such differences include, but are not limited to, economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services, prices, changes in estimates regarding the Company's future contractual obligations and other factors discussed in the Company's filings with the Securities and Exchange Commission.

OVERVIEW

The Company's results of operations for fiscal 2002 have been adversely affected by the continuing economic slowdown and the uncertain geopolitical environment. These effects relate to all segments of the Company's business, including the Company's domestic and German operations. In addition, the Company's furniture operations have been negatively impacted by the increased competition from lower cost imports, particularly from the Far East, and primarily from China.

As a consequence, in part, of the continued economic slowdown, the Company has announced a restructuring of some of its operations to reduce costs and streamline its operations.

On February 27, 2003, the Company approved plans to restructure certain of its operations. In conjunction with such plans the Company will close its St. Paul, Virginia manufacturing facility and relocate certain operations to other plants, close three of its retail outlet stores and utilize third party liquidators to expedite the sale of excess inventory (which will create space in the Company's Erie, Pennsylvania facility to launch new production strategies), and terminate production and management level employees in various locations. The Company expects to incur losses in the range of approximately $16 to $18 million associated with implementing these plans during 2003.

In addition, the Company has recently amended its revolving credit facility, as discussed below, to modify some of the financial covenants and ratios required. Further, the amendment prohibits the Company from paying any cash dividends on its capital stock and requires the Company, among other things, to place a mortgage on certain of its real property in favor of its lenders. The outstanding principal amount of the loan, plus accrued interest, is due under the revolving credit facility, absent any extension or further amendment, in June 2004. The Company is exploring various alternatives with respect to such debt obligation, the ultimate outcome of which no assurance can be given.

The Company's net sales declined approximately 1.6% in fiscal year 2002 from the Company's 2001 fiscal year and 24.6% from the Company's 2000 fiscal year. The Company believes that the following factors will continue to impact the Company's results of operations and financial condition: any slowdown of consumer spending in North America and Europe, particularly in superstores; any stalling of growth in sales of personal computers, which reduces the need for computer desks and workcenters; inventory reductions by the Company's customers, particularly at office superstores; competition from imports using alternative materials, including metal and glass, and competition from imported assembled furniture; consolidation and/or liquidation of furniture retailers; the uncertain international political climate; and changing consumer demand and/or changing technologies resulting in the obsolescence of certain products.

The Company operates its business in four reportable segments: (1) Bush Business Furniture, which concentrates on the business office and the home office markets with sales to the office superstore and dealer channels; (2) Bush Furniture, which focuses on home entertainment, home office and other home furnishings products; (3) Bush Furniture Europe, which sells commercial, home office and other furnishings in the European market; and (4) Bush Technologies, which is focused on the cell phone accessories aftermarket, as well as the utilization of surface technologies in automotive interiors, cosmetics, sporting goods and consumer electronics. The Company operates several manufacturing and warehouse facilities throughout North America and in Germany.

On June 30, 1997, the Company acquired a 51% interest in the Röhr Gruppe, a German furniture manufacturer, which name was subsequently changed to Röhr-Bush GmbH & Co. ("Röhr-Bush"). On February 29, 2000, the Company executed a definitive agreement with certain members of the Röhr family to acquire the family's approximately 49% remaining interest in Röhr-Bush. This transaction closed in October 2000.

RESULTS OF OPERATIONS

The following table shows the approximate percentage of certain items included in the Consolidated Statements of Earnings relative to net sales for the fiscal years indicated:

	Percentage of Net Sales		
	2002	**2001**	**2000**
Net Sales	100.0%	100.0%	100.0%
Cost of Sales	72.8%	73.0%	68.2%
Gross Profit	27.2%	27.0%	31.8%
Selling, General and Administrative Expenses	24.4%	24.0%	21.7%
Gain on Sale of Assets	0.0%	0.0%	(0.8)%
Operating Income	2.8%	3.0%	10.9%
Interest Expense	2.1%	2.5%	2.6%
Earnings Before Income Taxes and Cumulative Effect of Accounting Change	0.7%	0.5%	8.3%
Income Taxes	0.4%	0.4%	3.3%
Earnings Before Cumulative Effect of Accounting Change	0.3%	0.1%	5.0%
Cumulative Effect of Accounting Change	(0.7)%	–	–
Net (Loss) Earnings	(0.4)%	0.1%	5.0%

The following paragraphs provide an analysis of the changes in net sales, selected cost and expense items, and net earnings for fiscal years 2000 through 2002.

RESULTS OF OPERATIONS: FISCAL 2002 COMPARED TO FISCAL 2001

The Company's net sales for the 2002 fiscal year compared to the 2001 fiscal year decreased $5,636,000, or approximately 1.6%, to $340,170,000. The sales decrease primarily reflects decreases in Bush Furniture, Bush Technologies and Bush Furniture Europe, partially offset by an increase in Bush Business Furniture. The current economic slowdown in both North America and Germany continues to create a challenging environment in which to grow sales and exerts a downward pressure on prices. In addition, competition from imports using alternative materials, including metal and glass, are pressuring the low end of the product mix at Bush Business Furniture, primarily at the office superstores. The Company believes imports of RTA furniture are up from approximately 6% in 1999 to approximately 15% of the market today.

The Company's cost of sales were $247,645,000 in fiscal year 2002 compared to $252,424,000 in fiscal year 2001, or a decrease of $4,779,000. This decrease is primarily the result of a $5,226,000 pre-tax, non-cash inventory write-down that was incurred in the fourth quarter of fiscal year 2001. The cost of sales as an approximate percentage of net sales decreased by 0.2 percentage points from 73.0% in 2001 to 72.8% in 2002. Without the $5,226,000 inventory write-down, the cost of sales as an approximate percentage of net sales was 71.5% in fiscal year 2001. The 1.3 percentage point increase to 72.8% in fiscal year 2002 primarily reflects the impact of lower gross margins in the Bush Technologies segment resulting from competitive market pressures. As a result of such competitive market pressures and lower gross margins, Bush Technologies incurred a loss before income taxes of $2,850,000 in fiscal year 2002, as compared to earnings before income taxes of $5,586,000 in fiscal year 2001. In addition, due to the continued economic softness in Europe, particularly in Germany, Bush Furniture Europe incurred a loss before income taxes of $5,316,000 in fiscal year 2002, as compared to a loss before income taxes of $3,423,000 in fiscal year 2001.

For fiscal year 2002, selling, general and administrative expenses were virtually unchanged from fiscal year 2001, decreasing by $58,000. Selling, general and administrative expenses increased as an approximate percentage of net sales from 24.0% in 2001 to 24.4% in fiscal year 2002, primarily as a result of selling, general and administrative expenses not decreasing proportionally as much as the sales decrease.

Interest expense decreased to $7,194,000 in fiscal year 2002 (or approximately 2.1% of net sales) from $8,553,000 in fiscal year 2001 (or approximately 2.5% of net sales). The decrease in interest expense was primarily due to a reduction in the Company's long-term debt.

The Company's overall effective federal, state and local tax rate decreased from 84.8% in fiscal year 2001 to 58.3% in fiscal year 2002. The decrease is primarily due to a lower overall effective state tax rate (attributable to the greater impact in 2001 of the Bush Technologies segment income on the state tax rate) and the reduced impact related to non-deductible goodwill no longer required to be amortized in 2002 under Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No.142").

For fiscal year 2002, the Company generated earnings before cumulative effect of accounting change of $940,000 (or $.07 basic and diluted earnings per share), as compared to $257,000 (or $0.02 basic and diluted earnings per share) for fiscal year 2001. Had the non-amortization provisions of SFAS No.142 been applied in fiscal year 2001, earnings before cumulative effect of accounting change would have been $1,364,000 (or $0.10 basic and diluted earnings per share).

Pursuant to SFAS No. 142, goodwill is no longer being amortized and must be periodically tested for impairment. Upon adoption of SFAS No. 142, the Company concluded that goodwill related to the Bush Furniture Europe segment was impaired. As a result, effective December 30, 2001 (the first day of fiscal year 2002), the Company has recorded a non-cash charge for goodwill impairment of $2,398,000 as a cumulative effect of accounting change (or $0.17 basic and diluted loss per share).

Net loss for fiscal year 2002 was $1,458,000 (or $0.10 basic and diluted loss per share), as compared to net earnings of $257,000 (or $0.02 basic and diluted earnings per share) for fiscal year 2001. Had the non-amortization provisions of SFAS No.142 been applied in fiscal year 2001, net earnings would have been $1,364,000 (or $0.10 basic and diluted earnings per share).

RESULTS OF OPERATIONS: FISCAL 2001 COMPARED TO FISCAL 2000

The Company's net sales for the 2001 fiscal year compared to the 2000 fiscal year decreased $105,391,000, or approximately 23.4%, to $345,806,000. The sales decrease primarily reflects a decrease in orders from the Company's North American furniture

customers due to the economic slowdown. Sales were also negatively impacted by the inventory rationalization programs undertaken at the office superstores in the second quarter of fiscal year 2001 and by customer delays in new product launches at Bush Technologies.

The Company's cost of sales were $252,424,000 in fiscal year 2001 compared to $307,686,000 in fiscal year 2000, or a decrease of $55,262,000. This decrease primarily reflects the lower sales levels as compared to the prior year. The cost of sales as an approximate percentage of net sales increased by 4.8 percentage points from 68.2% in 2000 to 73.0% in 2001. The increase in cost of sales as a percentage of net sales primarily reflects lower absorption of manufacturing overhead as a result of decreased production volumes, both as the result of the decreased sales levels and the reduction of finished goods inventory levels, and as a result of a $5,226,000 pre-tax, non-cash inventory write-down in the fourth quarter of fiscal year 2001.

For fiscal year 2001, selling, general and administrative expenses decreased by $14,795,000 compared to fiscal year 2000. The decrease in selling, general and administrative expenses was primarily the result of a reduction in various selling expenses such as commissions, marketing and promotional incentives. These reductions were a result of both the Company's lower sales volumes and as a result of a change in sales terms with two customers. This change, in which various marketing and promotional incentives were replaced with a reduction in sales prices to the two customers, had no impact on net earnings, but resulted in a decrease in selling, general and administrative expenses and a corresponding decrease in net sales. Since this change occurred in mid fiscal year 2000, it impacted the second half of such year and all of fiscal year 2001. Selling, general and administrative expenses increased as an approximate percentage of net sales from 21.7% in fiscal year 2000 to 24.0% in fiscal year 2001.

Interest expense decreased to $8,553,000 in fiscal year 2001 (or approximately 2.5% of net sales) from $11,890,000 in fiscal year 2000 (or approximately 2.6% of net sales). The decrease in interest expense was primarily due to decreases in the interest rates paid on the Company's revolving credit facility.

The Company's overall effective federal, state and local tax rate increased from 39.0% in fiscal year 2000 to 84.8% in fiscal year 2001. The increase was primarily due to the effects of permanent non-deductible items (such as certain travel and entertainment expenses and the amortization of certain goodwill costs), fixed taxes (such as Delaware franchise taxes) and a change in the mix of the allocation of income for state income tax purposes. The impact of these items was exaggerated by the lower level of earnings before income taxes upon which the effective tax rates are computed.

For fiscal year 2001, the Company generated net earnings after taxes of $257,000 (or $0.02 basic earnings per share and $0.02 diluted earnings per share), as compared to $22,777,000 (or $1.66 basic earnings per share and $1.60 diluted earnings per share) for fiscal year 2000.

LIQUIDITY AND CAPITAL RESOURCES

Working capital at fiscal year end 2002 decreased $8,722,000 over fiscal year end 2001, primarily as a result of an increase in accounts payable. The increase in accounts payables reflects actions taken to reduce working capital requirements. Total assets at fiscal year end 2002 decreased $11,072,000 over fiscal year end 2001, primarily as a result of a decrease in property, plant and equipment which reflects capital expenditures that are less than the level of depreciation. Total liabilities at fiscal year end 2002 decreased by $7,184,000, as compared to fiscal year end 2001. Such decrease in total liabilities was due primarily to a decrease in long-term debt, partially offset by an increase in accounts payable and deferred income taxes.

Net cash provided by operating activities for the fiscal year ended December 28, 2002 was $34,448,000, resulting primarily from an increase in current liabilities, mostly accounts payable, and depreciation, amortization (including the accounting charge for goodwill), and deferred taxes, partially offset by the net loss.

During fiscal year 2002, the Company expended $5,533,000 on capital expenditures versus $9,444,000 in the previous fiscal year. Capital expenditures for 2003 are currently forecasted to be approximately $5 to $7 million. Other assets increased $1,137,000 in fiscal year 2002, primarily as a result of an increase in the cash surrender value of insurance policies and costs associated with amending the Company's credit agreement. In fiscal year 2002, the Company received $621,000 from the exercise of stock options by employees, received a tax benefit of $103,000 from the exercise of such options and paid four quarterly dividends totaling $2,766,000 to its stockholders. The cash dividend for each of the quarters in 2002 was $0.05 per share. Cash flows provided by operating activities in excess of other cash flow requirements were primarily used to pay down $25,045,000 principal amount of long-term debt.

The Company has a revolving credit facility, initially dated as of June 26, 1997 and as amended, with JPMorgan Chase Bank and other lending institutions. In the first quarter of fiscal year 2003 the Company entered into a seventh amendment, dated as of February 28, 2003. This amendment, among other things, modified certain covenants under the credit facility, evidenced the lenders' consent to certain transactions, including the restructuring to be effectuated by the Company in the first quarter of 2003, granted a security interest in the Company's real property in Jamestown, NY, Erie, PA and Greensboro, NC, prohibits the payment of cash dividends by the Company and modified the amount of money the Company can borrow under the credit facility from an aggregate $173,000,000 to an aggregate $163,000,000.

The credit facility provides for revolving credit loans, swing line loans and multi-currency loans, within the parameters described below. The loan is due June 30, 2004 with a balloon payment of the then remaining principal and any accrued interest. The Company has classified all of the line of credit as long-term debt, as there are no required principal payments due within the next 12 months. At the Company's option, borrowings may be effectuated, subject to certain conditions, on a NYBOR rate, an eurocurrency rate for dollars, an applicable eurocurrency rate for certain foreign currencies, a money market rate, or an alternative base rate. Eurocurrency loans bear interest at the then current applicable LIBOR rate, plus an applicable margin, which varies from 2.0% to 3.5%, depending upon the Company's ability to satisfy certain quarterly financial tests. Alternative base rate loans generally bear interest at the prime rate, plus an applicable margin, which varies from 0.0% to 0.75% depending upon the

Company's ability to satisfy certain quarterly financial tests. In addition, the credit agreement permits the Company to request the issuance of up to a maximum of $20,000,000 in letters of credit, which issuance will be deemed part of the $163,000,000 maximum amount of borrowing permitted under the credit facility.

The line of credit agreement, as amended, provides for achieving certain consolidated cash flow coverage and leverage ratios, prescribes minimum consolidated net worth requirements, limits capital expenditures and new leases and provides for certain other affirmative and restrictive covenants. The Company is in compliance with all of these requirements.

Inflation affects the Company's business principally in the form of cost increases from materials and wages. Historically, the Company has generally been able to offset these cost increases by improved productivity, cost and waste reduction, more effective purchasing practices, and to a lesser extent, price increases.

As of December 28, 2002, the following table illustrates the Company's contractual obligations due in the future:

Contractual Obligations	Payments due by period $(000)				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$100,685	$462	$97,505	$860	$1,858
Operating Lease Obligations	6,890	2,985	3,427	464	14
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under GAAP	7,530	250	500	500	6,280
Total	$115,105	$3,697	$101,432	$1,824	$8,152

CRITICAL ACCOUNTING POLICIES

The policies identified below are important to the Company's business operations and the understanding of its results of operations. The listing is not intended to be a comprehensive list of all of the Company's accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. In other cases, management is required to exercise judgment in the application of accounting principles with respect to particular transactions. For a summary of all of the Company's accounting policies, including the accounting policies discussed below, see Note 1 to the Notes to Consolidated Financial Statements. The preparation of this Annual Report requires the Company to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition and Accounts Receivable

Revenues are recognized when products are shipped. Provisions for discounts, rebates to customers, returns and other adjustments are provided for in the same period that related sales are recorded. The recording of these provisions requires the use of estimates, and future periods will be impacted if the actual costs differ from the estimated amounts. For all sales, the Company uses purchase orders from the customer, whether written, oral or electronically transmitted, as evidence of the transaction. Collateral is generally not requested from customers.

The Company performs periodic credit evaluations of its customers. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon the Company's historical experience and any specific customer collection issues that it has identified. While such credit losses have historically been within the Company's expectations and the provisions established, the Company cannot guarantee that it will continue to experience the same credit loss rates that it has experienced in the past. In addition, in part, to limit credit risk on occasion and to accelerate collections of certain outstanding accounts receivables, the Company has sold certain accounts receivables, without recourse to it in the event of non-payment, to certain banks. The Company's accounts receivable balance was $16.5 million, net of allowance for doubtful accounts of $0.94 million as of December 28, 2002 and $16.9 million, net of allowance for doubtful accounts of $0.98 as of December 29, 2001.

Inventories

Inventories, consisting of raw materials, work-in-progress and finished goods, are stated at the lower of cost or market as determined by the first-in, first-out method. Inventories that the Company estimates as either obsolete or unmarketable are written down based upon the difference between the cost of the inventory and its estimated market value. The Company's estimates as to such value are based, in part, on projected future demand and market conditions. If these estimates or related projections change in the future, additional write-downs may be required. Obsolete and slow moving inventory reserves were approximately $4,809,000 and $7,917,000 at December 28, 2002 and December 29, 2001, respectively.

Property, Plant and Equipment

Property, plant and equipment is carried at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, which are as follows: buildings and improvements 10-50 years; machinery and equipment 3-20 years; transportation equipment 3-7 years; office equipment 3-10 years; and leasehold improvements 3-10 years or the lease term, if less. Construction in progress is recorded in property, plant and equipment and amounted to $5,582,000 and $7,500,000 at December 28, 2002 and December 29, 2001, respectively. Interest associated with construction indebtedness is capitalized. Interest amounting to approximately $283,000, $971,000, and $1,984,000 associated with construction in progress was capitalized for 2002, 2001 and 2000, respectively.

The cost of repairs and maintenance is charged to expense as incurred. Renewals and betterments are capitalized. Upon retirement or sale of an asset, its cost and related accumulated depreciation or amortization are removed from the accounts and any gain or loss is recorded in income or expense. The Company continually reviews property, plant and equipment to determine that the carrying values have not been impaired by estimating the future undiscounted cash flows expected to result from the use of the property, plant and equipment.

Other Assets/Goodwill

Other assets consist primarily of goodwill, cash value of life insurance policies, advances on split dollar insurance arrangements, an investment at cost, and other intangible assets. The Company tests long-lived assets, exclusive of goodwill, for recoverability whenever events or changes in circumstances

indicate that its carrying amount may not be recoverable. An impairment loss shall be recognized if the carrying amount of long-lived assets, to be held and used is not recoverable and exceeds its fair value based on the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. In the Company's review of such assets, it is required to make certain estimates and projections. If these estimates or related projections change in the future, the Company may be required to record impairment charges for these assets.

At least annually and whenever events and changes in circumstances warrant, the Company compares the fair value of the reporting unit to its carrying amount to determine if there is potential impairment of goodwill. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than their carrying value. Fair values for goodwill are determined based on discounted cash flows, market multiples or appraised values as appropriate. The conditions that would trigger an impairment assessment of goodwill include a significant negative trend in the Company's operating results or cash flows, a decrease in demand for the Company's products, a change in the competitive environment and other industry and economic factors.

Accounting for Income Taxes

As part of the process of preparing the consolidated financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves the Company estimating its actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, for tax and book purposes. These differences result in deferred tax assets and liabilities, which are included within the Company's consolidated balance sheet. The Company must then assess the likelihood that its deferred tax assets will be recovered from future taxable income and to the extent the Company believes that recovery is not likely, it must establish a valuation allowance. To the extent the Company establishes a valuation allowance or increases this allowance in a period, the Company must include an expense within the tax provision in the statement of operations. Significant management judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowance recorded against the net deferred tax assets. In the event that actual results differ from the Company's estimates or it adjusts these estimates in future periods, the Company may need to establish an additional valuation allowance which could impact its financial position and results of operations.

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" (SFAS No. 143). SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective in fiscal years beginning after June 15, 2002, with early adoption permitted. The Company plans to adopt the provisions of SFAS No. 143 on December 29, 2002 (the first day of fiscal 2003) and does not expect that the adoption of SFAS No. 143 will have a material impact on its consolidated financial statements.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal of Activities" (SFAS No. 146). SFAS No. 146 revises the accounting for exit and disposal activities under Emerging Issues Task Force Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." The provisions of SFAS No. 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002.

In 2002, the Company adopted Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure". This standard provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Additionally, the standard also requires prominent disclosures in the Company's financial statements about the method of accounting used for stock-based employee compensation, and the effect of the method used when reporting financial results.

The Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). As permitted in that standard, the Company has elected to continue to follow the recognition provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for employee stock-based compensation. No employee stock-based compensation expense was recorded for 2002, 2001 and 2000.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of loss that may impact the consolidated financial position, results of operations or cash flows of the Company. The Company is exposed to market risk in the areas of interest rates and foreign currency exchange rates.

The Company's exposure to market risk for changes in interest rates relates primarily to the Company's revolving credit facility due to its variable pricing. Based on the outstanding balance of long-term debt at fiscal year end 2002, a one percentage point change in interest rates would result in annual interest expense fluctuating approximately $1.0 million.

The Company's exposure to foreign currency exchange risk relates primarily to the cost of imported supplies and the cost/profitability of exported items, the income statement and cash flow impact of converting foreign currency denominated profit/loss into U.S. dollars and the balance sheet impact of converting foreign currency denominated assets and liabilities into U.S. dollars. The Company believes the primary impact on the Company of a reasonably possible change of 10% in any foreign currency exchange rate would be an increase or decrease of approximately $5.0 million in the US dollar equivalent in foreign currency denominated debt.

Consolidated Statements of Operations

YEARS ENDED DECEMBER 28, 2002, DECEMBER 29, 2001 AND DECEMBER 30, 2000

(in thousands, except share and per share data)	2002	2001	2000
Net Sales	$340,170	$345,806	$451,197
Costs and Expenses:			
Cost of sales	247,645	252,424	307,686
Selling, general and administrative	83,077	83,135	97,930
Interest expense	7,194	8,553	11,890
Gain on sale of assets	–	–	(3,618)
	337,916	344,112	413,888
Earnings Before Income Taxes and Cumulative Effect of Accounting Change	2,254	1,694	37,309
Income Taxes	1,314	1,437	14,532
Earnings Before Cumulative Effect of Accounting Change	940	257	22,777
Cumulative Effect of Accounting Change	(2,398)	–	–
Net (Loss) Earnings	$(1,458)	$257	$22,777
Basic (Loss) Earnings Per Share:			
Before cumulative effect of accounting change	$0.07	$0.02	$1.66
Cumulative effect of accounting change	(0.17)	–	–
Net (loss) earnings	$(0.10)	$0.02	$1.66
Diluted (Loss) Earnings Per Share:			
Before cumulative effect of accounting change	$0.07	$0.02	$1.60
Cumulative effect of accounting change	(0.17)	–	–
Net (loss) earnings	$(0.10)	$0.02	$1.60
Weighted Average Shares Outstanding:			
Basic	13,820,153	13,720,085	13,680,629
Diluted	13,914,384	14,106,573	14,209,311

See notes to consolidated financial statements.

Consolidated Balance Sheets

DECEMBER 28, 2002 AND DECEMBER 29, 2001 (in thousands)

	2002	2001
ASSETS		
Current Assets:		
Cash and cash equivalents	$2,729	$1,589
Accounts receivable (less allowance for doubtful accounts of $938 on December 28, 2002 and $979 on December 29, 2001)	16,544	16,872
Inventories	56,204	55,297
Prepaid expenses and other current assets	10,668	11,491
Total current assets	86,145	85,249
Property, Plant and Equipment, Net	196,922	207,334
Other Assets	27,038	28,594
Total Assets	$310,105	$321,177
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$26,608	$17,184
Other accrued liabilities	24,274	24,095
Current portion of long-term debt	462	447
Total current liabilities	51,344	41,726
Deferred Income Taxes	14,923	11,123
Other Long-Term Liabilities	7,530	7,237
Long-Term Debt	100,223	121,118
Total liabilities	174,020	181,204
Commitments and Contingencies (Note 6)		
Stockholders' Equity:		
Common Stock - Class A	1,084	1,077
Common Stock - Class B	340	340
Paid-in capital	23,633	22,916
Retained earnings	118,940	123,164
Accumulated other comprehensive income	1,245	1,666
Subtotal	145,242	149,163
Less treasury stock, at cost	5,838	5,775
Less notes receivable related to common stock	3,319	3,415
Total stockholders' equity	136,085	139,973
Total Liabilities and Stockholders' Equity	$310,105	$321,177

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

YEARS ENDED DECEMBER 28, 2002, DECEMBER 29, 2001 AND DECEMBER 30, 2000

		(in thousands)	
	2002	2001	2000
Cash Flows from Operating Activities:			
Net (loss) earnings	$(1,458)	$257	$22,777
Adjustments to reconcile net (loss) earnings to net cash provided by operating activities:			
Depreciation and amortization	20,053	19,647	18,666
Cumulative effect of accounting change	2,398	–	–
Deferred income taxes	2,404	471	3,161
Gain on sale of assets	–	–	(3,618)
Changes in assets and liabilities affecting cash flows, net of acquisition:			
Accounts receivable	597	21,442	(4,309)
Inventories	24	20,047	(21,078)
Prepaid expenses and other current assets	76	(3,259)	92
Accounts payable	8,622	(9,462)	5,929
Income taxes	2,337	(1,342)	1,662
Other accrued liabilities	(605)	(14,310)	(39)
Net cash provided by operating activities	34,448	33,491	23,243
Cash Flows from Investing Activities:			
Capital expenditures	(5,533)	(9,444)	(33,301)
Acquisition of business, net of cash	–	–	(6,457)
Increase in other assets	(1,137)	(719)	(1,070)
Net cash used for investing activities	(6,670)	(10,163)	(40,828)
Cash Flows from Financing Activities:			
Repayments of long-term debt	(25,045)	(21,127)	(495)
Proceeds from long-term debt	–	–	22,977
Purchase of Class A Stock for treasury	–	–	(4,167)
Exercise of stock options	621	1,160	659
Dividends paid ($0.20 per share)	(2,766)	(2,741)	(2,744)
Payments received for notes receivable	33	45	34
Net cash (used for) provided by financing activities	(27,157)	(22,663)	16,264
Effect of Exchange Rate Changes on Cash	519	(301)	(158)
Net Increase (Decrease) in Cash and Cash Equivalents	1,140	364	(1,479)
Cash and Cash Equivalents, Beginning of Year	1,589	1,225	2,704
Cash and Cash Equivalents, End of Year	$2,729	$1,589	$1,225

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

YEARS ENDED DECEMBER 28, 2002, DECEMBER 29, 2001 AND DECEMBER 30, 2000

(in thousands, except share data)

	Common Stock - Par Value $.10							Accumulated			
	Class A		Class B					Other	Treasury Stock		
	Shares	Amount	Shares	Amount	Paid-in Capital	Retained Earnings	Comprehensive Income (Loss)	Comprehensive Income (Loss)	Shares	Amount	Notes Receivable
Balance, January 1, 2000	10,554,456	$1,055	3,395,365	$340	$20,826	$105,615		$1,733	81,913	$1,146	$3,844
Acquisition of treasury stock	–	–	–	–	–	–		–	269,363	4,167	–
Payments received for notes receivable	–	–	–	–	–	–		–	–	–	(34)
Stock applied to notes receivable	–	–	–	–	–	–		–	14,530	184	(184)
Exercise of stock options	77,485	8	–	–	651	–		–	–	–	–
Tax benefit from exercise of stock options	–	–	–	–	108	–		–	–	–	–
Dividends paid	–	–	–	–	–	(2,744)		–	–	–	–
Comprehensive income:											
Net earnings	–	–	–	–	–	22,777	$22,777	–	–	–	–
Other comprehensive income:											
Foreign currency translation	–	–	–	–	–	–	448	448	–	–	–
Minimum pension liability	–	–	–	–	–	–	16	16	–	–	–
Total comprehensive income							**$23,241**				
Balance, December 30, 2000	10,631,941	1,063	3,395,365	340	21,585	125,648		2,197	365,806	5,497	3,626
Payments received for notes receivable	–	–	–	–	–	–		–	–	–	(45)
Stock applied to notes receivable	–	–	–	–	–	–		–	14,776	166	(166)
Stock received from escrow account	–	–	–	–	–	–		–	7,818	112	–
Exercise of stock options	136,302	14	–	–	1,146	–		–	–	–	–
Tax benefit from exercise of stock options	–	–	–	–	185	–		–	–	–	–
Dividends paid	–	–	–	–	–	(2,741)		–	–	–	–
Comprehensive income (loss):											
Net earnings	–	–	–	–	–	257	$257	–	–	–	–
Other comprehensive income (loss):											
Foreign currency translation	–	–	–	–	–	–	(528)	(528)	–	–	–
Minimum pension liability	–	–	–	–	–	–	(3)	(3)	–	–	–
Total comprehensive loss							**$(274)**				
Balance, December 29, 2001	10,768,243	1,077	3,395,365	340	22,916	123,164		1,666	388,400	5,775	3,415
Payments received for notes receivable	–	–	–	–	–	–		–	–	–	(33)
Stock applied to notes receivable	–	–	–	–	–	–		–	5,178	63	(63)
Exercise of stock options	69,740	7	–	–	614	–		–	–	–	–
Tax benefit from exercise of stock options	–	–	–	–	103	–		–	–	–	–
Dividends paid	–	–	–	–	–	(2,766)		–	–	–	–
Comprehensive loss:											
Net loss	–	–	–	–	–	(1,458)	$(1,458)	–	–	–	–
Other comprehensive loss:											
Foreign currency translation	–	–	–	–	–	–	(414)	(414)	–	–	–
Minimum pension liability	–	–	–	–	–	–	(7)	(7)	–	–	–
Total comprehensive loss							**$(1,879)**				
Balance, December 28, 2002	10,837,983	$1,084	3,395,365	$340	$23,633	$118,940		$1,245	393,578	$5,838	$3,319

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 28, 2002, DECEMBER 29, 2001 AND DECEMBER 30, 2000

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - The Company is a diversified global furniture manufacturer and supplier of surface technologies. The Company operates its business in four reportable segments: (1) Bush Business Furniture, which concentrates on the business office and the home office markets with sales to the office superstore and dealer channels; (2) Bush Furniture, which focuses on home entertainment, home office and other home furnishings products; (3) Bush Furniture Europe, which sells commercial, home office and other furnishings in the European market; and (4) Bush Technologies, which is focused on the cell phone accessories after-market, as well as the utilization of surface technologies in automotive interiors, cosmetics, sporting goods and consumer electronics. The Company operates several manufacturing and warehouse facilities throughout North America and in Germany.

Principles of Consolidation - The consolidated financial statements consist of Bush Industries, Inc. and its wholly owned subsidiaries (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Accounting Change - Effective December 30, 2001 (the first day of fiscal 2002), the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). SFAS No. 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets with indefinite lives. Pursuant to SFAS No. 142, goodwill is no longer being amortized and must be periodically tested for impairment. Upon adoption of SFAS No. 142, the Company concluded that goodwill related to the Bush Furniture Europe segment was impaired. As a result, the Company has recorded a non-cash charge for goodwill impairment of $2,398,000 as a cumulative effect of accounting change effective December 30, 2001. The fair value of the Bush Furniture Europe reporting unit was estimated using an average of the price to revenues method and the discounted cash flow method and reflect the losses and declining financial condition at the Company's German subsidiary.

Actual results of operations for each of the three years in the period ended December 28, 2002 and as adjusted results of operations for 2001 and 2000 had the non-amortization provisions of SFAS No. 142 been applied in those periods are as follows:

	2002	2001	2000
Net (loss) earnings:			
As reported	$(1,458)	$257	$22,777
Goodwill amortization, net of income taxes	–	1,107	1,116
As adjusted	$(1,458)	$1,364	$23,893
Basic (loss) earnings per share:			
As reported	$(0.10)	$0.02	$1.66
As adjusted	$(0.10)	$0.10	$1.75
Diluted (loss) earnings per share:			
As reported	$(0.10)	$0.02	$1.60
As adjusted	$(0.10)	$0.10	$1.68

Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Inventories - Inventories, consisting of raw materials, work-in-progress and finished goods, have been stated at the lower of cost or market as determined by the first-in, first-out method.

Property, Plant and Equipment - Property, plant and equipment is carried at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, which are as follows: buildings and improvements 10-50 years; machinery and equipment 3-20 years; transportation equipment 3-7 years; office equipment 3-10 years; and leasehold improvements 3-10 years or the lease term, if less. Construction in progress is recorded in property, plant and equipment and amounted to $5,582,000 and $7,500,000 at December 28, 2002 and December 29, 2001, respectively. Interest associated with construction indebtedness is capitalized. Interest amounting to approximately $283,000, $971,000 and $1,984,000 associated with construction in progress was capitalized for 2002, 2001 and 2000, respectively.

The cost of repairs and maintenance is charged to expense as incurred. Renewals and betterments are capitalized. Upon retirement or sale of an asset, its cost and related accumulated depreciation or amortization are removed from the accounts and any gain or loss is recorded in income or expense. The Company continually reviews property, plant and equipment to determine that the carrying values have not been impaired by estimating the future undiscounted cash flows expected to result from the use of the property, plant and equipment.

Other Assets - Other assets consist primarily of goodwill, cash value of life insurance policies, advances on split dollar insurance arrangements, an investment at cost, and other intangible assets. The Company tests long-lived assets, exclusive of goodwill, for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." An impairment

loss shall be recognized if the carrying amount of long-lived assets, to be held and used is not recoverable and exceeds its fair value based on the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

Goodwill approximated $13.0 million and $15.4 million at December 28, 2002 and December 29, 2001, respectively. SFAS No. 142 requires the Company to compare the fair value of the reporting unit to its carrying amount on at least an annual basis to determine if there is potential impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than their carrying value. Fair values for goodwill are determined based on discounted cash flows, market multiples or appraised values as appropriate.

Fair Value of Financial Instruments - The fair value of financial instruments is determined by reference to various market data and other valuation techniques, as appropriate. Unless otherwise disclosed, the fair value of short-term instruments approximates their recorded values due to the short-term nature of the instruments. The fair value of long-term debt instruments approximates their recorded values primarily due to interest rates approximating current rates available for similar instruments.

Foreign Currency Translation - Essentially all assets and liabilities are translated into U.S. dollars at year-end exchange rates, while elements of the income statement and cash flow statement are translated at average exchange rates in effect during the year. Adjustments arising from the translation of net assets located outside the United States are recorded as a component of comprehensive income.

Stock-Based Compensation - In 2002, the Company adopted Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure". This standard provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Additionally, the standard also requires prominent disclosures in the Company's financial statements about the method of accounting used for stock-based employee compensation, and the effect of the method used when reporting financial results.

The Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). As permitted in that standard, the Company has elected to continue to follow the recognition provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for employee stock-based compensation. No employee stock-based compensation expense was recorded for 2002, 2001 and 2000.

Pro forma information regarding net earnings (loss) and earnings (loss) per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options and awards under the fair value method of that standard. The fair value of those options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2002, 2001 and 2000, respectively: risk free interest rate of 5.25%, 5.02% and 6.37%; dividend yield of 2.07%, 1.59% and 1.45%; volatility factors of the expected market price of the Company's common stock of 67%, 46% and 34%; and a weighted-average expected life of seven years for all three years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

The Company's net earnings (loss) and earnings (loss) per share as if the fair value based method had been applied to all outstanding and unvested awards in each year is as follows (in thousands except per share date):

	2002	2001	2000
Net (loss) earnings as reported	$(1,458)	$257	$22,777
Less total stock-based employee compensation expense determined under fair value based method, net of related tax effects.	(46)	(43)	(162)
Pro forma net (loss) earnings	$(1,504)	$214	$22,615
Earnings per share:			
Basic - as reported	$(0.10)	$0.02	$1.66
Basic - pro forma	$(0.11)	$0.02	$1.65
Diluted - as reported	$(0.10)	$0.02	$1.60
Diluted - pro forma	$(0.11)	$0.02	$1.59

Income Taxes - Deferred taxes are recorded for temporary differences between the financial reporting and tax basis of assets and liabilities using the anticipated tax rate when taxes are expected to be paid or recovered. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

Supplemental Cash Flow Information - Cash paid for interest, net of amounts capitalized was $6,918,000, $8,650,000 and $11,772,000 and cash paid for income taxes was $798,000, $6,301,000 and $9,783,000 in 2002, 2001 and 2000, respectively. In addition, the Company received a refund of taxes amounting to $5,335,000 in 2002.

Revenue Recognition - Revenues are recognized when products are shipped. Provisions for discounts, rebates to customers, returns and other adjustments are provided for in the same period the related sales are recorded.

Financial Statement Year End - The Company's year-end is the closest Saturday to December 31. Fiscal years for the consolidated financial statements included herein ended on December 28, 2002 (52 weeks), December 29, 2001 (52 weeks) and December 30, 2000 (52 weeks). The accounts of two of the Company's wholly owned subsidiaries, Röhr-Bush GmbH & Co. and Bush-Viotechnik GmbH, have been consolidated on the basis of a year ending in October. Such fiscal period corresponds with those companies' fiscal year end.

Earnings Per Share (EPS) - Basic EPS excludes dilution and is computed by dividing net income by the weighted average number of shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The dilutive effect of outstanding options issued by the Company are reflected in diluted EPS

using the treasury stock method. Under the treasury stock method, options will only have a dilutive effect when the average market price of common stock during the period exceeds the exercise price of the options. There were 172,419, 168,859 and 133,983 stock options excluded from the computation of diluted earnings per share due to their antidilutive effect in 2002, 2001 and 2000, respectively.

Comprehensive Income - Comprehensive income includes all changes in stockholders' equity during the period except those resulting from investments by owners and distribution to owners. The Company's comprehensive income includes net loss or earnings, an amount for foreign currency translation and a minimum pension liability adjustment.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of revenues and expenses during the reported period and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Recent Accounting Pronouncements - In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" (SFAS No. 143). SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective in fiscal years beginning after June 15, 2002, with early adoption permitted. The Company plans to adopt the provisions of SFAS No. 143 on December 29, 2002 (the first day of fiscal 2003) and does not expect that the adoption of SFAS No. 143 will have a material impact on its consolidated financial statements.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal of Activities" (SFAS No. 146). SFAS No. 146 revises the accounting for exit and disposal activities under Emerging Issues Task Force Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." The provisions of SFAS No. 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002.

2. INVENTORIES

Inventories consist of (in thousands):

	December 28, 2002	December 29, 2001
Raw materials	$13,766	$16,137
Work in progress	7,150	5,570
Finished goods	35,288	33,590
Total	$56,204	$55,297

3. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of:

	December 28, 2002	December 29, 2001
	(in thousands)	
Land	$6,465	$6,173
Buildings and improvements	128,289	124,082
Machinery and equipment	194,827	189,117
Transportation equipment	1,181	1,103
Office equipment	14,299	14,942
Leasehold improvements	1,668	1,466
	346,729	336,883
Less accumulated depreciation	(149,807)	(129,549)
Total	$196,922	$207,334

Depreciation expense was $19,886,000, $18,124,000 and $17,053,000 for 2002, 2001 and 2000, respectively.

4. OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of (in thousands):

	December 28, 2002	December 29, 2001
Payroll, profit sharing and related liabilities	$11,473	$10,302
Commissions and sales related expenses	9,678	10,835
Other	3,123	2,958
Total	$24,274	$24,095

5. LONG-TERM DEBT

Long-term debt consists of:

	December 28, 2002	December 29, 2001
	(in thousands)	
Revolving credit facility with the first contractual principal payment due June 30, 2004.	$96,697	$117,129
Pennsylvania Industrial Development Authority loan, issued October 3, 1996, interest at a rate of 3%. Monthly principal and interest payments of $13,812 are due through 2011.	1,295	1,420
Pennsylvania Industrial Development Authority loan, issued February 26, 1997, interest at a rate of 3.75%. Monthly principal and interest payments of $14,544 are due through 2012.	1,362	1,483
Pennsylvania Sunny Day Loan Fund loan, issued June 27, 1996, interest at a rate of 3%. Monthly principal and interest payments of $13,812 are due through 2011.	1,253	1,379

	December 28, 2002	December 29, 2001
Pennsylvania Machinery & Equipment Loan Fund loan, issued November 6, 1996, interest at a rate of 3%. Monthly principal and interest payments of $6,707 are due in 2003.	78	154
Total debt	100,685	121,565
Less current portion	462	447
Total long-term debt	$100,223	$121,118

The Company has a revolving credit facility with a consortium of banks. Effective December 28, 2001, the Company entered into an amendment to its revolving credit facility which modified the aggregate commitments under the amended revolving credit facility to a maximum of $173.0 million from $210.0 million. In addition, certain financial covenant ratios were amended. The amended revolving credit facility is available through June 30, 2004 and borrowings are secured by all domestic tangible personal property and intangible assets of the Company. Maximum borrowings under the revolving credit facility are subject to certain limitations as defined in the agreement. The Company classifies borrowings under the facility as long-term because there are no contractual obligations for repayment until June 30, 2004. At the Company's option, borrowings may be effectuated, subject to certain conditions, primarily on a NYBOR based rate, an applicable eurocurrency rate for certain foreign currencies, or an alternative base rate. At December 28, 2002, borrowings outstanding were primarily at the eurocurrency rate (6.0625%) and at the alternative base rate (4.25%). In addition, the credit agreement permits the Company to request the issuance of up to a maximum of $20.0 million in letters of credit, which issuance will be deemed part of the $173.0 million maximum amount of borrowing permitted under the credit facility. As of December 28, 2002, letters of credit amounting to approximately $4.6 million were outstanding.

The revolving credit facility provides for achieving certain consolidated cash flow coverage and leverage ratios, prescribes minimum consolidated net worth requirements, limits capital expenditures and new leases and provides for certain other affirmative and restrictive covenants. In addition, the revolving credit facility provides for certain limitations of the amount of cash dividends that the Company can declare.

A five-year summary of aggregate principal payments on outstanding long-term debt is (in thousands):

Fiscal Year	
2003	$462
2004	97,095
2005	410
2006	423
2007	437
Thereafter	1,858
Total	$100,685

6. COMMITMENTS AND CONTINGENCIES

The Company is a party to various other legal proceedings arising in the ordinary course of business. The Company believes that these pending actions would not materially adversely affect the Company's consolidated financial statements.

The Company has incurred rental expense for manufacturing and warehouse space and equipment. A summary of rent expense follows (in thousands):

	2002	2001	2000
Real estate	$2,224	$1,882	$1,094
Equipment	2,409	2,372	2,259

Minimum future obligations over the next five years under operating leases that have initial or remaining noncancelable terms in excess of one year are summarized as follows (in thousands):

Fiscal Year	
2003	$ 2,985
2004	2,093
2005	1,334
2006	373
2007	91

7. INCOME TAXES

The provision for income taxes is as follows (in thousands):

	2002	2001	2000
Current:			
Federal	$(1,055)	$528	$10,041
State	(35)	438	1,330
	(1,090)	966	11,371
Deferred:			
Federal	1,849	844	2,786
State	108	87	326
Foreign	447	(460)	49
	2,404	471	3,161
Total	$1,314	$1,437	$14,532

The types and tax effects of temporary differences included in deferred tax assets and liabilities are as follows (in thousands):

	2002	2001
Deferred Tax Assets:		
Accounts receivable	$330	$348
Accrued expenses	2,601	2,910
Inventories	1,425	1,984
Deferred income	237	343
State investment and federal minimum tax credit carryforward	7,515	8,112
Subsidiary net operating loss carryforward	3,313	3,477
	15,421	17,174

	2002	2001
Deferred Tax Liabilities:		
Property, plant and equipment	(18,671)	(15,740)
Other assets	(1,313)	(1,313)
Subtotal	(4,563)	121
Total valuation allowance	(7,515)	(7,474)
Net deferred tax liability	$(12,078)	$(7,353)

	2002	2001
Reported as (in thousands):		
Current asset (included in prepaid expenses and other current assets)	$2,845	$3,770
Long-term liability	(14,923)	(11,123)
Net deferred tax liability	$(12,078)	$(7,353)

The Company has recorded a valuation allowance primarily in anticipation that certain state investment tax credits will expire prior to their usage. State investment tax credits and subsidiary net operating loss carryforwards of approximately $7.5 million and $9.5 million begin to expire in 2003. Substantially all of the subsidiary net operating loss carryforwards are a result of foreign operations and have no expiration date.

The provision for income taxes differs in each of the years from the federal statutory rate due to the following:

	2002	2001	2000
Statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal benefits	12.9	25.2	2.8
Effect of non-deductible costs	6.8	19.1	0.9
Effect of foreign tax rates	1.2	2.0	0.5
Other, net	2.4	3.5	(0.2)
Effective tax rate	58.3%	84.8%	39.0%

The Company realized tax benefits amounting to $103,000, $185,000 and $108,000 as the result of stock option transactions during 2002, 2001 and 2000, respectively. The benefit has been credited to paid-in capital and is not reflected in the current year provision for taxes.

8. CAPITAL STOCK

The authorized capital stock of the Company consists of 20,000,000 shares of Class A Common Stock, $.10 par value, and 6,000,000 shares of Class B Common Stock, $.10 par value. Dividends may be declared and paid on Class A Common Stock without being paid on Class B Common Stock. No dividend may be paid on Class B Common Stock without equal amounts paid concurrently on Class A Common Stock. Holders of Class A Common Stock have one-tenth vote per share and are entitled to elect at least 25% of the Board of Directors as long as the number of outstanding shares of Class A Common Stock is at least 10% of the total of all Common Stock outstanding. Holders of Class B Common Stock have one vote per share.

The Company has a stock redemption agreement with the principal shareholder, which provides that upon his death the Company may be required to redeem a portion of the Company's stock then owned by the shareholder's estate. The redemption price per share shall be determined at the then market price based upon a thirty-day average prior to the closing of any such stock redemption. The amount of the redemption is limited to approximately $21.4 million, which will be funded by the proceeds from life insurance policies maintained on the life of the principal shareholder. The shareholder's estate can request the Company to redeem shares under the agreement until the maximum time period permitted to pay estate taxes has elapsed.

In the fourth quarter of 1999, the Company sold 268,574 shares of common stock at fair value to certain employees and directors of the Company in exchange for notes receivable. Repayment of the notes will commence in the fourth quarter of 2003 through payroll deductions.

9. STOCK PLANS

The Company currently has two open stock plans, which provide for the issuance of Class A Common Stock. As of December 28, 2002, there were 568,465 shares of Class A Common Stock available for issuance under the 1995 Stock Plan and 166,961 shares of Class A Common Stock under the 1999 Stock Plan. Incentive Stock Options granted under the 1995 Stock Plan must have an option price of at least 100% (110% for stockholders with more than 10% of the total combined voting power) of the fair market value of the Class A Common Stock on the date of the grant. The option price of the Non-Qualified Stock Options granted pursuant to this plan shall be determined by the Compensation Committee of the Board of Directors, in its sole discretion. The vesting of outstanding stock options vary, however, they generally vest over a two to seven year period and expire ten years from the date of grant. No option can be exercised within one year after the date of grant. Under the 1999 Stock Plan, shares may be awarded for such consideration as determined by the Company.

As of December 28, 2002, there were outstanding options to purchase 1,281,062 shares of Class A Common Stock under the current and prior plans at prices ranging from $8.91 to $29.93 that were vested and could be exercised. Of these outstanding options, 1,190,462 have an exercise price of $8.91.

The following is a summary of option transactions:

	2002	2001	2000
Options outstanding, beginning of year	1,390,702	1,483,411	1,555,131
Options granted	41,000	68,000	30,000
Options exercised/cancelled	(41,365)	(160,709)	(101,720)
Options outstanding, end of year	1,390,337	1,390,702	1,483,411

All of the options outstanding expire at various dates from 2003 through 2012. The option price of the shares exercised in 2002 was $8.91. The weighted-average exercise prices of options were $8.91, $8.51 and $8.50 for fiscal years 2002, 2001 and 2000, respectively. The weighted-average grant-date fair value of options granted were $12.40, $12.98 and $13.88 for fiscal years 2002, 2001 and 2000, respectively.

In addition to the options under the aforementioned plans, 48,375 non-qualifying options previously granted to key individuals were exercised in 2002 at an exercise price of $8.91. At December 28, 2002, there were no non-plan options outstanding.

10. PENSIONS

The Company sponsors a defined benefit plan for eligible non-U.S. employees at its German facility.

The following are reconciliations of the benefit obligation, the funded status of the plan, and the amounts recognized in the consolidated balance sheets (in thousands):

	2002	2001
Change in benefit obligation:		
Benefit obligation at beginning of year	$5,880	$5,362
Service cost	62	58
Interest cost	364	335
Foreign currency exchange rate changes	481	147
Actuarial gain	202	154
Benefits paid	(233)	(176)
Benefit obligations at end of year	6,756	5,880
Funded status (the plan is unfunded)	(6,756)	(5,880)
Unrecognized net actuarial gain	202	154
Net amount recognized	$(6,554)	$(5,726)

Amounts recognized in the balance sheets consist of:

	2002	2001
Accrued benefit liability (included in other long-term liabilities)	$(6,629)	$(5,794)
Accumulated other comprehensive gain	75	68
Net amount recognized	$(6,554)	$(5,726)

There were no plan assets at December 28, 2002 and December 29, 2001. The plan is funded to the extent of benefits paid.

Weighted average assumptions for the years:

	2002	2001	2000
Discount rate	6.00%	6.00%	6.00%
Rate of increase in compensation levels	2.50%	2.50%	2.50%

Components of net periodic benefit cost consisted of the following (in thousands):

	2002	2001	2000
Service cost	$62	$58	$116
Interest cost	364	335	342
Net periodic benefit cost	$426	$393	$458

The Company also sponsors defined contribution plans, which cover substantially all of the Company's eligible U.S. employees. The plans provide for a general employer contribution, a wage reduction feature under Section 401(k) and a matching contribution. The general employer contribution provides for a discretionary Company contribution of the Company's Class A common stock. The matching contribution is made on behalf of each eligible participant who makes a wage reduction contribution. This matching contribution is made in cash and includes certain limitations. Net pension cost related to the plans was $165,000, $1,276,000 and $1,366,000 for 2002, 2001 and 2000, respectively. There was no discretionary Company contribution in 2002.

11. BUSINESS SEGMENTS AND GEOGRAPHIC INFORMATION

The Company operates in four operating segments based principally on the natural alignment of its customers, markets and products. Inter-segment sales were made at prices approximating current market value. Certain expenses relating to the North American furniture segments, Bush Business Furniture and Bush Furniture were allocated to these two segments based on certain percentages and assumptions that the Company believes are reasonable.

In evaluating segment performance, management focuses on earnings from operations before income taxes. The earnings (loss) before income taxes exclude nonrecurring charges such as gains or losses on the sale of assets and the cumulative effect of accounting change. The accounting policies of the segments are the same as those described in Note 1.

The changes in the carrying amount of goodwill by operating segment for the year ended December 28, 2002 are as follows (in thousands):

	Bush Business Furniture and Bush Furniture	Bush Furniture Europe	Bush Techologies	Total
Balance as of December 29, 2001	$9,464	$2,398	$3,538	$15,400
Impairment loss	–	(2,398)	–	(2,398)
Balance as of December 28, 2002	$9,464	–	$3,538	$13,002

An analysis and reconciliation of the Company's business segment information to the respective information in the consolidated financial statements is as follows (all dollars are in thousands):

	2002	2001	2000
Net sales from external customers:			
Bush Business Furniture	$163,916	$152,080	$221,936
Bush Furniture	104,149	114,432	142,093
Bush Furniture Europe	50,784	54,287	55,858
Bush Technologies	21,321	25,007	31,310
Consolidated total	$340,170	$345,806	$451,197
Inter-segment sales:			
Bush Business Furniture	$ –	$ –	$ –
Bush Furniture	–	–	–
Bush Furniture Europe	4,027	4,084	16,060
Bush Technologies	–	179	1,143
Total	$4,027	$4,263	$17,203

	2002	2001	2000
Segment earnings (loss) before income taxes:			
Bush Business Furniture	$7,577	$1,450	$17,285
Bush Furniture	2,843	(1,919)	6,954
Bush Furniture Europe	(5,316)	(3,423)	416
Bush Technologies	(2,850)	5,586	9,036
	2,254	1,694	33,691
Gain on sale of assets	–	–	3,618
Consolidated total	$2,254	$1,694	$37,309

	2002	2001	2000
Interest expense:			
Bush Business Furniture	$2,568	$3,458	$6,020
Bush Furniture	1,530	2,473	3,461
Bush Furniture Europe	2,777	2,384	2,006
Bush Technologies	319	238	403
Consolidated total	$7,194	$8,553	$11,890

	2002	2001	2000
Depreciation and amortization:			
Bush Business Furniture and Bush Furniture (1)	$16,667	$15,501	$14,022
Bush Furniture Europe (2)	2,141	3,248	3,500
Bush Technologies	1,245	898	1,144
Consolidated total	$20,053	$19,647	$18,666

	2002	2001	2000
Capital expenditures for long-lived assets:			
Bush Business Furniture and Bush Furniture (1)	$4,204	$3,763	$25,344
Bush Furniture Europe	–	4,470	4,608
Bush Technologies	1,329	1,211	3,349
Consolidated total	$5,533	$9,444	$33,301

	December 28, 2002	December 29, 2001
Identifiable assets:		
Bush Business Furniture and Bush Furniture (1)	$225,429	$243,383
Bush Furniture Europe	58,115	56,054
Bush Technologies	26,561	21,740
Consolidated total	$310,105	$321,177

(1) The Company's North American furniture segments, Bush Business Furniture and Bush Furniture, share certain productive assets. These productive assets manufacture components for both Bush Business Furniture and Bush Furniture products. As a result, expenses related to depreciation and amortization, and capital expenditures for long-lived assets are not allocated between these two furniture segments. Further, identifiable assets including goodwill, are not allocated between Bush Business Furniture and Bush Furniture.

(2) Excludes cumulative effect of accounting change for goodwill impairment of $2,398.

The Company's geographic operations outside of the United States principally include Germany. The Company's products are sold throughout the world. Net sales by geographic area are presented by attributing net sales to external customers based on the domicile of the selling location in thousands:

	2002	2001	2000
Net sales by geographic area:			
United States	$289,381	$291,547	$395,341
Germany	50,789	54,259	55,856
Total	$340,170	$345,806	$451,197

	December 28, 2002	December 29, 2001
Long-lived assets by geographic area:		
United States	$182,520	$193,289
Germany	41,440	42,639
Total	$223,960	$235,928

Electronic and office product superstores and mass merchandisers, throughout the United States and furniture stores in Europe, comprise a significant portion of the Company's customer base. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. Although the Company's exposure to credit risk associated with nonpayment by customers is affected by conditions or occurrences within the retail industry, the majority of trade receivables were current at December 28, 2002.

In 2002, the Company has four customers that individually exceeded 10 percent or more of the Company's gross revenues. Gross revenues and accounts receivable balances, which primarily relate to Bush Business Furniture and Bush Furniture, for these customers, are as follows (in thousands):

	Gross Revenues			Accounts Receivable	
	2002	2001	2000	Dec. 28, 2002	Dec. 29, 2001
Customer A	17%	14%	20%	8%	5%
Customer B	14%	14%	18%	22%	13%
Customer C	13%	–	–	2%	–
Customer D	12%	–	–	12%	–

Gross revenues for customer C and D did not exceed 10% in 2001 or 2000.

12. ACQUISITION

In October 2000, the Company acquired the 49% minority interest in Röhr-Bush GmbH & Co. and, as a result, the Company owns 100% of Röhr-Bush GmbH & Co. The purchase price has been allocated primarily to property, plant and equipment based on fair market value at the date of acquisition in accordance with the purchase method of accounting. The purchase price, including transaction costs, amounted to approximately $6.5 million.

13. SALE OF ASSETS

In December 2000, the Company sold substantially all of the assets of its retail service business, a division of the Company, to a third party in exchange for shares of stock of the purchaser. Net sales of this retail service business were not significant to the consolidated financial statements. The Company recorded the shares of stock received at fair value of approximately $5.0 million, which resulted in a pre-tax gain of

approximately $3.6 million. The investment is included in other assets on the consolidated balance sheets since the Company expects to hold the investment on a long-term basis. The cost method is used to account for this investment because the Company does not have the ability to exercise significant influence over the purchaser's operating and financial policies.

14. SUBSEQUENT EVENTS

Restructuring - On February 27, 2003, the Company approved plans to restructure certain of its operations. In conjunction with such plans the Company will close its St. Paul, VA manufacturing facility and relocate certain operations to other plants, close three of its retail outlet stores and utilize third party liquidators to expedite the sale of excess inventory (which will create space in the Company's Erie, PA facility to launch new production strategies), and terminate production and management level employees in various locations. The Company expects to incur material losses associated with implementing these plans during 2003.

Debt Amendment - Subsequent to December 28, 2002, the Company entered into a seventh amendment, dated February 28, 2003, related to the Company's revolving credit facility (see Note 5). This amendment, among other things, modified certain covenants of the Company under the credit facility, provided for additional security interest, and prohibits the payment of cash dividends. In addition, the amendment modified the maximum amount of borrowing permitted under the credit facility from an aggregate of $173.0 million to an aggregate of $163.0 million.

15. QUARTERLY SALES AND EARNINGS DATA - UNAUDITED

(In thousands, except per share data)

	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.
2002				
Net sales	$88,498	$84,411	$78,929	$88,332
Gross profit	23,310	22,078	22,480	24,657
(Loss) earnings before cumulative effect of accounting change	(1,186)	492	541	1,093
Net (loss) earnings	(1,186)	492	541	(1,305) (a)
(Loss) earnings per share before cumulative effect of accounting change - basic	(0.09)	0.04	0.04	0.08
(Loss) earnings per share before cumulative effect of accounting change - diluted	(0.09) (b)	0.04	0.04	0.08
Net (loss) earnings per share - basic	(0.09)	0.04	0.04	(0.09) (a)
Net (loss) earnings per share - diluted	(0.09) (b)	0.04	0.04	(0.09) (a)
2001				
Net sales	$84,950	$80,614	$75,614	$104,628
Gross profit	16,365 (c)	22,757	22,489	31,771
Net (loss) earnings	(5,926) (c)	849	1,421	3,913
Net (loss) earnings per share - basic	(0.43)	0.06	0.10	0.29
Net (loss) earnings per share - diluted	(0.43) (b)	0.06	0.10	0.28

(a) In accordance with the transition provisions of SFAS No. 142, the impairment loss associated with goodwill is reported as a change in accounting principle as of the beginning of the period in which the change is made, or December 30, 2001 (the first day of fiscal 2002). Accordingly, the first quarter 2002 net loss includes a charge of $2.4 million recorded as a cumulative effect of accounting change.

(b) Fourth quarter 2002 and 2001 diluted earnings per share were calculated using basic weighted average shares outstanding because using diluted weighted average shares outstanding would have been antidilutive.

(c) Fourth quarter 2001 gross profit and net loss includes a $5.2 million pre-tax non-cash inventory write down.

Independent Auditors' Report

Board of Directors and Stockholders
Bush Industries, Inc.
Jamestown, New York

We have audited the accompanying consolidated balance sheets of Bush Industries, Inc. and subsidiaries (the "Company") as of December 28, 2002 and December 29, 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 28, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bush Industries, Inc. and subsidiaries as of December 28, 2002 and December 29, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets."

Deloitte & Touche LLP

Buffalo, New York
February 3, 2003
(February 28, 2003 as to Note 14)

Stockholder Information

Stockholders

As of December 28, 2002, the number of holders of record of the Company's Class A Common Stock was approximately 400. The Company believes that there are approximately an additional 1,100 holders who own shares of the Company's Class A Common Stock in street name. As of the same date, there were approximately 17 holders of record of the Company's Class B Common Stock.

Listing and Trading Information

The Company's Class A Common Stock is traded on the New York Stock Exchange. The Company's Class B Common Stock is not publicly traded.

Transfer Agent and Registrar

Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, NJ 07606
Telephone: (800) 851-9677
Website address: www.melloninvestor.com

Form 10-K

Form 10-K is filed annually with the Securities and Exchange Commission and is available (without exhibits) on request from the Company without charge.

To receive a copy, please write to:

Stockholder Relations
Bush Industries, Inc.
P.O. Box 460
Jamestown, NY 14702-0460
or call (716) 665-2000, extension 3531

Dividend Policy

The Company has suspended the payment of all cash dividends on its Class A and Class B Common Stock effective as of the first quarter of 2003 to conserve cash, fund the restructuring initiative that was announced in the first quarter of fiscal 2003 and to comply with the seventh amendment to the Company's revolving credit facility, dated as of February 28, 2003, which prohibits the payment of cash dividends by the Company. The Company had previously instituted a quarterly cash dividend for holders of Class A and Class B Common Stock during the fourth quarter of 1992. Dividends had been declared and paid for each succeeding quarter, and the Company declared cash dividends of $0.05 per share in each quarter of 2001 and 2002.

The Company's Certificate of Incorporation, as amended, also provides that any dividends paid on Class A Common Stock must be at least equal to the dividends paid on the Company's Class B Common Stock on a per share basis. Moreover, no dividend may be paid to Class B stockholders without first being paid to Class A stockholders.

Stock Price Information

The following table sets forth the high and low sales prices of the Company's Class A Common Stock, as reported on the NYSE for the periods indicated:

Quarter	High	Low
January 1, 2001 – March 31, 2001	$15.30	$11.44
April 1, 2001 – June 30, 2001	$16.05	$12.30
July 1, 2001 – September 30, 2001	$13.25	$8.10
October 1, 2001 – December 31, 2001	$12.05	$8.10
January 1, 2002 – March 31, 2002	$13.00	$10.55
April 1, 2002 – June 30, 2002	$13.90	$10.00
July 1, 2002 – September 30, 2002	$12.68	$7.10
October 1, 2002 – December 31, 2002	$8.10	$3.85

Corporate Officers

Paul S. Bush
Chairman of the Board,
Chief Executive Officer

Robert L. Ayres
President,
Chief Operating Officer,
Chief Financial Officer

Lewis H. Aronson
Corporate Executive Vice President

Ernest C. Artista
Corporate Vice President of
Corporate Communications,
Corporate Secretary

Douglas S. Bush
Vice President of Merchandising

Gregory P. Bush
President, Bush Furniture

Neil A. Frederick
Treasurer,
Corporate Vice President

Larry C. Genareo
Senior Vice President of Operations

Donald F. Hauck
Senior Vice President

David E. White
President, Bush Business Furniture

Corporate Directors

Paul S. Bush
Chairman of the Board,
Chief Executive Officer

Robert L. Ayres
President,
Chief Operating Officer,
Chief Financial Officer

Lewis H. Aronson
Corporate Executive Vice President

Douglas S. Bush
Vice President of
Merchandising

Gregory P. Bush
President, Bush Furniture

Neil A. Frederick
Treasurer,
Corporate Vice President

Donald F. Hauck
Senior Vice President

Paul A. Benke[1*,2]
Founder,
Roger Tory Peterson Institute of Natural
History

Jerald D. Bidlack[1,2*]
President,
Griffin Automation, Inc.

David G. Dawson
Chairman of the Board,
President,
Chief Executive Officer,
Dawson Metal Company
Incorporated
Dawson Doors DBA

Robert E. Hallagan[1,2]
Vice Chairman,
Heidrick & Struggles, Inc.

Erland E. Kailbourne[1,2]
Director,
Adelphia Communications Corporation
Retired Chairman
Fleet National Bank
New York Region

[1] Audit Committee
[2] Compensation Committee
* Chairperson

Independent Auditors

Deloitte & Touche LLP
Buffalo, NY 14202

Corporate Offices

Bush Industries, Inc.
One Mason Drive
Jamestown, NY 14702-0460
716-665-2000
www.bushfurniture.com





Bush Industries
One Mason Drive
Jamestown, NY 14702-0460
716-665-2000
www.bushfurniture.com